Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 14, 2021
Registration Statement No. 333-260195

and the related Registration Statement filed pursuant to Rule 462(b)

Sun Country Airlines Holdings, Inc. 8,500,000 Shares

Issuer:	Sun Country Airlines Holdings, Inc.
Common Stock Offered by the Selling Stockholders:	8,500,000 Shares
Shares subject to Underwriters’ Option to Purchase Additional Shares from the Selling Stockholders:	1,275,000 Shares
Offer Price	$32.50
Trade Date:	October 15, 2021
Expected Closing Date:	October 19, 2021
Bookrunners:	Barclays Capital Inc. Morgan Stanley & Co. LLC Evercore Group L.L.C. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Nomura Securities International, Inc.
Co-Managers:	Apollo Global Securities, LLC AmeriVet Securities, Inc. Siebert Williams Shank & Co., LLC Tribal Capital Markets, LLC

The Company has been informed by Barclays Capital Inc. (“Barclays”) that Barclays bought 40 shares of the Company’s common stock on behalf of the underwriters of this offering at an average purchase price of $32.00 per share on October 14, 2021 in pre-stabilization activities.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies of the prospectus may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 888 603 5847, or by email at Barclaysprospectus@broadridge.com, or Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick, 2nd Floor, New York, New York 10014.